EXHIBIT 99.2

VERMILION ENERGY INC.

2012 MANAGEMENT’S DISCUSSION AND ANALYSISs

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
GJ	gigajoules
boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas on the basis of one boe for six mcf of natural gas
mboe	thousand barrel of oil equivalent
mmboe	million barrel of oil equivalent
boe/d	barrel of oil equivalent per day
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing, Oklahoma
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial natural gas; and the estimate of Vermilion’s share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects
•	Vermilion's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through exploration and development activities;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

In accordance with National Instruments 51-101, natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”), dated February 28, 2013, of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) operating and financial results as at and for the year ended December 31, 2012 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and 2011, together with accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The audited consolidated financial statements for the year ended December 31, 2012 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS” or, alternatively, “GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in non-cash operating working capital.

“Fund flows from operations (excluding the Corrib project)” represents fund flows from operations excluding expenses related to the Corrib project. Management believes that by excluding expenses related to the Corrib project, fund flows from operations (excluding the Corrib project) provides a useful measure of Vermilion’s ability to generate cash from its current producing assets.

The most directly comparable GAAP measure to fund flows from operations and fund flows from operations (excluding the Corrib project) is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows are reconciled to fund flows from operations and fund flows from operations (excluding the Corrib project) as follows:

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Cash flows from operating activities	99,907	148,301	158,639			496,580	447,092
Changes in non-cash operating working capital	33,406	(13,175)	(29,315)			47,409	4,173
Asset retirement obligations settled	8,424	1,968	7,559			13,739	23,071
Fund flows from operations	141,737	137,094	136,883	3%	4%	557,728	474,336	18%
Expenses related to the Corrib project	2,023	2,171	2,619			8,902	10,472
Fund flows from operations (excluding the Corrib project)	143,760	139,265	139,502	3%	3%	566,630	484,808	17%

“Cash dividends per share” represents cash dividends declared per share by Vermilion.

“Net dividends” are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion’s consolidated statements of changes in shareholders’ equity. Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends. Dividends declared is the most directly comparable GAAP measure to net dividends.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

“Total net dividends, capital expenditures and asset retirement obligations settled” are net dividends plus the following amounts from Vermilion’s consolidated statements of cash flows: drilling and development, exploration and evaluation, and asset retirement obligations settled.

“Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)” are total net dividends, capital expenditures and asset retirement obligations settled excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

Total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential future acquisitions and capital expenditures.

Dividends declared, total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reconciled to their most directly comparable GAAP measures as follows:

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Dividends declared	56,435	56,196	53,871	223,717	207,846
Issuance of shares pursuant to the dividend reinvestment plan	(18,468)	(17,251)	(16,802)	(72,058)	(59,081)
Net dividends	37,967	38,945	37,069	151,659	148,765
Drilling and development	151,157	96,212	129,478	413,221	411,227
Exploration and evaluation	5,878	10,043	22,773	39,317	79,553
Asset retirement obligations settled	8,424	1,968	7,559	13,739	23,071
Total net dividends, capital expenditures and asset retirement obligations settled	203,426	147,168	196,879	617,936	662,616
Capital expenditures and asset retirement obligations settled related to the Corrib project	(18,092)	(17,164)	(13,869)	(58,666)	(68,260)
Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)	185,334	130,004	183,010	559,270	594,356

“Net debt” is the sum of long-term debt and working capital as presented in Vermilion’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion’s consolidated balance sheets is reconciled to net debt as follows:

	As At
	Dec 31,	Dec 31,
($M)	2012	2011
Long-term debt	642,022	373,436
Current liabilities	355,711	491,184
Current assets	(320,502)	(435,659)
Net debt	677,231	428,961

“Netbacks” are per boe and per mcf measures used in operational and capital allocation decisions.

“Diluted shares outstanding” is the sum of shares outstanding at the period end plus outstanding awards under Vermilion’s equity based compensation plan, based on current estimates of future performance factors and forfeitures. The most directly comparable GAAP measure is shares outstanding.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	Dec 31,	Sept 30,	Dec 31,
('000s of shares)	2012	2012	2011
Shares outstanding	99,135	98,729	96,430
Potential shares issuable pursuant to the equity based compensation plan	2,778	2,420	2,348
Diluted shares outstanding	101,913	101,149	98,778

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

2012 REVIEW AND 2013 GUIDANCE

The following table summarizes Vermilion's 2012 actual results as compared to guidance and Vermilion's 2013 guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2012 Guidance	December 21, 2011	375	37,000 to 38,000
2012 Guidance (Update)	May 4, 2012	450	37,000 to 38,000
2012 Guidance (Update)	November 1, 2012	465	37,000 to 38,000
2012 Guidance (Update)	November 14, 2012	450	37,000 to 38,000
2012 Actual	February 28, 2013	453	37,803
2013 Guidance	November 14, 2012	485	39,000 to 40,500

On May 4, 2012, concurrent with the release of first quarter 2012 operating and financial results, Vermilion announced an increase to its 2012 planned capital expenditures to approximately $450 million, a 20% increase from its previous budget of $375 million announced in December 2011.  The additional capital was primarily targeted at Cardium drilling and completions.

On November 1, 2012, concurrent with the release of third quarter 2012 operating and financial results, Vermilion updated its 2012 capital expenditure guidance to $465 million, subject to variability with respect to timing of the Company's Australian drilling activities. However, as a result of delays in the arrival of our Australian drilling rig, the Company announced a revision in the 2012 capital expenditure guidance to $450 million on November 14, 2012.

OPERATIONAL ACTIVITIES

Canada

Vermilion drilled 76 (54.7 net) wells during 2012, including 59 (47.5 net) operated Cardium horizontal wells and 13 (4.0 net) non-operated Cardium wells. The Company also drilled three (3 net) vertical appraisal wells in the Duvernay trend. Fourth quarter 2012 activity comprised the drilling of 25 (16.7 net) Cardium wells and the drilling of our second Duvernay test well.

France

Vermilion completed a number of workovers in both the Paris and Aquitaine Basins. Further work included the dry-docking and structural overhaul of our Parentis workover barge, which was returned to water in late December. The Company also re-commissioned two oil tanks, one on the Chaunoy battery and the other on the Vic Bihl battery associated with the Company’s January 2012 acquisition.

Netherlands

In 2012, Vermilion drilled two (1.4 net) new wells, Vinkega-2 and Eernwoude-2. The Eernwoude-2 well was subsequently brought on production late in the fourth quarter of 2012. During the fourth quarter, the Company also received necessary partner approvals and initiated a debottlenecking project at Garijp, planned for completion during the second quarter of 2013, that is expected to enable production additions from the Vinkega-2 well to be brought on-stream. During the second quarter of 2012, Vermilion completed the tie-in of the De Hoeve-1 exploration well (drilled in 2009) and initiated production from the Rotliegend zone. Pipeline construction for the Company’s Langezwaag-1 well (drilled in the fourth quarter of 2011) was completed late in 2012 and the well is expected to come on production following the anticipated completion of surface facilities in the second quarter of 2013. In December, Vermilion was awarded the exploration license for the Opmeer concession located directly west of the Company’s existing Slootdorp concession.

Australia

The two well drilling program at Wandoo which was originally planned for late 2012 was deferred into 2013 due to late receipt of the drilling rig. During the second half of 2012, Vermilion completed both planned annual maintenance and unplanned equipment repairs which led to higher than normal downtime.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

PRODUCTION

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada
Crude oil & NGLs (bbls/d)	9,089	8,526	7,837	7%	16%	8,891	5,998	48%
Natural gas (mmcf/d)	31.41	35.54	43.96	(12)%	(29)%	37.50	43.38	(14)%
Total (boe/d)	14,323	14,449	15,163	(1)%	(6)%	15,142	13,227	14%
% of consolidated	40%	40%	41%			40%	38%
France
Crude oil (bbls/d)	9,843	9,767	7,819	1%	26%	9,952	8,110	23%
Natural gas (mmcf/d)	3.91	3.39	0.94	15%	316%	3.59	0.95	278%
Total (boe/d)	10,495	10,333	7,976	2%	32%	10,550	8,269	28%
% of consolidated	29%	28%	22%			28%	23%
Netherlands
NGLs (bbls/d)	70	41	66	71%	6%	67	58	16%
Natural gas (mmcf/d)	33.03	34.59	34.58	(5)%	(4)%	34.11	32.88	4%
Total (boe/d)	5,574	5,806	5,829	(4)%	(4)%	5,751	5,538	4%
% of consolidated	15%	16%	16%			15%	16%
Australia
Crude oil (bbls/d)	5,873	5,958	7,686	(1)%	(24)%	6,360	8,168	(22)%
% of consolidated	16%	16%	21%			17%	23%
Consolidated
Crude oil & NGLs (bbls/d)	24,875	24,292	23,408	2%	6%	25,270	22,334	13%
% of consolidated	69%	66%	64%			67%	63%
Natural gas (mmcf/d)	68.34	73.52	79.48	(7)%	(14)%	75.20	77.21	(3)%
% of consolidated	31%	34%	36%			33%	37%
Total (boe/d)	36,265	36,546	36,654	(1)%	(1)%	37,803	35,202	7%

(boe/d)	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Canada	14,323	14,449	15,965	15,848	15,163	12,987	12,426	12,304
France	10,495	10,333	10,526	10,850	7,976	8,108	8,419	8,582
Netherlands	5,574	5,806	5,707	5,919	5,829	5,589	5,682	5,039
Australia	5,873	5,958	6,970	6,648	7,686	7,992	8,692	8,309
Consolidated	36,265	36,546	39,168	39,265	36,654	34,676	35,219	34,234

Canadian production averaged 15,142 boe/d in 2012, an increase of 14% over 2011 production of 13,227 boe/d. The increased volumes were largely attributable to strong crude oil and liquids growth of 48%, arising primarily from Cardium related drilling activities, offset by natural declines and the intentional shut-in of a portion of the Company’s dry natural gas production during the second half of the year. Fourth quarter 2012 production of 14,323 boe/d remained comparatively flat versus third quarter production of 14,449 boe/d and was modestly lower than same quarter production in 2011 of 15,163 boe/d, despite the impact of significant volumes of shut-in natural gas production. Vermilion’s exposure to high netback oil and liquids production represented approximately 63% of Canadian production in the fourth quarter of 2012 compared to 52% and 41% in the fourth quarters of 2011 and 2010, respectively.

France production averaged 10,550 boe/d in 2012 representing a 28% increase compared to 8,269 boe/d in 2011. This increase is largely attributable to volumes associated with our France acquisition completed in January of 2012. During 2012, annual workover and recompletion activities were undertaken to largely offset natural declines in the region.

Netherlands average production increased 4% to 5,751 boe/d in 2012, from 5,538 boe/d in 2011. Incremental production from Vinkega-1, brought on-stream in December 2011, De Hoeve-1, brought on-stream in May 2012, and Eernwoude-2, drilled during the third quarter 2012 and brought on-stream in late November 2012, contributed to the modest year-over-year increase.

Average Australian production was 6,360 boe/d in 2012, a 22% decline from 8,168 boe/d in 2011. The decrease was largely attributable to natural production declines, both planned and unplanned shut-ins for maintenance and the deferral of anticipated 2012 drilling activities to the first quarter of 2013.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

FINANCIAL REVIEW

During the three months ended December 31, 2012, Vermilion generated fund flows from operations of $141.7 million compared to $137.1 million for the three months ended September 30, 2012 and $136.9 million for the three months ended December 31, 2011. During the fourth quarter of 2012, Vermilion recorded an inventory build of crude oil in France and Australia totalling approximately 260,000 bbls.

Fund flows from operations increased for the fourth quarter of 2012 as compared to the third quarter of 2012 despite lower revenues, due to lower general and administration expenses, operating costs and taxes. The increase in fund flows from operations for the fourth quarter of 2012 as compared to the same period in the prior year was primarily the result of reduced current taxes.

The increase in fund flows from operations for the year ended December 31, 2012 as compared to the 2011 period was primarily the result of reduced PRRT in Australia and the shifting of Vermilion’s commodity mix in favour of more crude oil from the Canadian Cardium development and the two acquisitions in France. These increases were partially offset by an $8.5 million payment to regulatory authorities relating to transfer taxes on the acquisition in France during the first quarter of 2012.

Cash flow from operating activities decreased for the three months ended December 31, 2012 as compared to the three months ended December 31, 2011. This decrease occurred despite the increase in fund flows from operations due to timing differences pertaining to the settlement of working capital. On a year-over-year basis, cash flow from operating activities increased due to the increase in fund flows from operations, as discussed above, partially offset by timing differences pertaining to working capital.

Vermilion’s net debt was $677.2 million at December 31, 2012 (December 31, 2011 - $429.0 million) representing approximately 1.2 times 2012 fund flows from operations. The increase in net debt was the result of the two acquisitions in France during the first and fourth quarters of 2012 and current year development capital expenditures.

Long-term debt increased to $642.0 million at December 31, 2012 (December 31, 2011 - $373.4 million) as a result of payment of the US$135 million deferred payment, which pertained to the 2009 acquisition of Vermilion’s 18.5% non-operated interest in the Corrib field, as well as funding of the two acquisitions in France.

For the year ended December 31, 2012, total net dividends, capital expenditures and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) expressed as a percentage of fund flows from operations were 99% (year ended December 31, 2011 - 123)%. The year-over-year decrease in this ratio relates primarily to improved fund flows from operations and lower expenditures on land in Canada.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

COMMODITY PRICES

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Average reference prices
WTI (US $/bbl)	88.18	92.22	94.06	(4)%	(6)%	94.20	95.12	(1)%
Edmonton Sweet index (US $/bbl)	84.86	85.01	95.49	-	(11)%	86.42	96.44	(10)%
Dated Brent (US $/bbl)	110.02	109.61	109.31	-	1%	111.58	111.27	-
AECO ($/GJ)	3.05	2.17	3.01	41%	1%	2.26	3.43	(34)%
Netherlands gas price ($/GJ)	9.78	9.06	10.03	8%	(2)%	9.51	9.22	3%
Netherlands gas price (€/GJ)	7.58	7.28	7.27	4%	4%	7.37	6.68	10%
Average realized prices ($/boe)
Canada	58.80	53.61	59.03	10%	-	54.89	53.82	2%
France	102.26	104.95	112.71	(3)%	(9)%	105.13	107.38	(2)%
Netherlands	60.96	56.88	62.95	7%	(3)%	58.69	57.51	2%
Australia	115.22	114.44	108.00	1%	7%	117.03	111.16	5%
Consolidated	78.40	80.35	81.60	(2)%	(4)%	79.51	80.29	(1)%
Production mix (% of production)
% priced with reference to WTI	25%	23%	21%			24%	17%
% priced with reference to AECO	14%	16%	20%			16%	21%
% priced with reference to European gas	17%	17%	16%			17%	16%
% priced with reference to Dated Brent	44%	44%	43%			43%	46%

Reference prices

Overall, crude oil prices remained relatively consistent during the fourth quarter of 2012 as compared to the third quarter of 2012. WTI and the Edmonton Sweet index continued to trade at a significant discount to Dated Brent due to increased production in North America and the subsequent increase in inventories at Cushing, Oklahoma.

The AECO reference price increased from the third quarter of 2012 to the fourth quarter of 2012. However, AECO pricing remained significantly lower in 2012 compared to the previous year due in part to the excess supply of natural gas in North America and continued high levels of inventory.

The Netherlands realized gas price remained relatively consistent quarter-over-quarter.

Realized pricing

The realized price of Vermilion’s crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada. These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price. The realized price of Vermilion’s NGLs in Canada is based on product specific differentials pertaining to trading hubs in the U.S. The realized price of Vermilion’s natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion’s crude oil in France and Australia is priced with reference to Dated Brent.

The price of Vermilion’s natural gas in the Netherlands is based on pricing established by GasTerra, a state owned entity which purchases all natural gas produced by Vermilion in the Netherlands. The natural gas price in the Netherlands is calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.

Average realized prices in Vermilion’s international jurisdictions will differ from their corresponding average reference prices due to a number of factors, including the timing of: the sale of production, differences in the quality of production and point of settlement. In Canada, average realized prices are impacted by the production mix of crude oil, NGLs and natural gas. The quarter-over-quarter increase in the average realized price for Canada was due to an increase in the percentage of crude oil and NGLs production in Canada, from 59% for the third quarter of 2012 to 63% for the fourth quarter of 2012, this favorable shift in Vermilion’s commodity mix was coupled with the increase in the AECO reference price for natural gas from $2.17/GJ to $3.05/GJ quarter-over-quarter.

On a consolidated basis, for the three months ended December 31, 2012, crude oil and NGL production represented approximately 69% of total production (three months ended December 31, 2011 - 64)%.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

CAPITAL EXPENDITURES AND ACQUISITIONS

	Three Months Ended			Year Ended
By classification	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Drilling and development	151,157	96,212	129,478	413,221	411,227
Exploration and evaluation	5,878	10,043	22,773	39,317	79,553
Capital expenditures	157,035	106,255	152,251	452,538	490,780

Property acquisitions	-	-	12,777	106,184	50,878
Corporate acquisition	74,947	-	-	74,947	-
Payment of amount due pursuant to acquisition	134,307	-	-	134,307	-
Acquisitions	209,254	-	12,777	315,438	50,878

	Three Months Ended			Year Ended
By category	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Land	462	7,666	18,073	46,508	68,319
Seismic	3,963	2,653	3,731	8,742	9,694
Drilling and completion	76,774	55,320	74,287	215,261	227,666
Production equipment and facilities	64,232	34,691	47,283	150,396	151,488
Recompletions	5,040	2,956	3,377	12,044	17,767
Other	6,564	2,969	5,500	19,587	15,846
Capital expenditures	157,035	106,255	152,251	452,538	490,780
Acquisitions	209,254	-	12,777	315,438	50,878
Total capital expenditures and acquisitions	366,289	106,255	165,028	767,976	541,658

	Three Months Ended			Year Ended
By country	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Canada	84,609	63,701	110,147	275,748	364,453
France	95,905	10,416	12,663	228,444	57,534
Netherlands	8,118	5,257	17,172	21,324	37,015
Australia	25,257	9,721	11,205	49,389	20,653
Ireland	152,400	17,160	13,841	193,071	62,003

Property acquisition:

On January 19, 2012, Vermilion acquired, through its wholly owned subsidiaries, working interests in six producing fields located in the Paris and Aquitaine basins in France, for total consideration of $106.1 million before closing adjustments. The acquired working interests expanded Vermilion's existing interests and was a natural addition to the Company’s existing France asset base.

The acquired assets include land, wells, facilities, and inventory located in the Company’s core producing basins in France. The fair value of the acquired identifiable assets and liabilities assumed at the date of acquisition was $151.4 million. A gain of $45.3 million was recognized as a result of an increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date. The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

Corporate acquisition:

On December 21, 2012, Vermilion acquired, through its wholly owned subsidiaries, 100% of the shares of ZaZa Energy France S.A.S for total consideration of $74.9 million. The acquired company holds operating interests covering approximately 24,300 acres with 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin. The acquired company expands Vermilion’s existing operations in France and is aligned with Vermilion’s objective to consolidate assets within the Company’s core operating areas.

10

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

Amount due pursuant to acquisition:

The payment of the amount due pursuant to acquisition relates to Vermilion’s acquisition of its 18.5% non-operated interest in the Corrib gas field in 2009. Pursuant to the terms of the acquisition agreement, Vermilion made a final payment to the vendor of $134.3 million (US$135 million) at the end of 2012.

Capital expenditures:

Capital expenditures for the fourth quarter of 2012 increased from the third quarter of 2012 primarily as a result of increased activity in Canada, France, and Australia. In Canada, capital expenditures increased by approximately $20.9 million quarter-over-quarter. This increase was largely driven by increased drilling activity as Vermilion participated in the drilling of 26 (17.7 net) wells during the fourth quarter as compared to 16 (11.5 net) wells during the third quarter. In France, capital expenditures increased by approximately $10.6 million quarter-over-quarter, due primarily to expenditures on facilities. In Australia, capital expenditures increased by approximately $15.5 million quarter-over-quarter, due to the purchase of long lead items for the 2013 drilling campaign and expenditures for certain marine activities.

Capital expenditures for the fourth quarter of 2012 increased slightly as compared to the same period in 2011. This increase was the result of increased drilling and facilities expenditures offset by significantly lower expenditures on land. The increased drilling and facilities expenditures in 2012 were primarily in France and Australia relating to the preparation for the respective 2013 drilling campaigns and the aformentioned facilities and marine activities.

Overall, capital expenditures in 2012 were lower than in 2011 due to reduced expenditures in all jurisdictions except for Australia. The reduced expenditures were primarily in Canada as a result of lower facilities expenditures, including the absence of construction costs relating to the 15,000 bbls/d Cardium oil processing facility that was completed in 2011, reduced land acquisitions and well tie-in activity.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Crude oil & NGLs	196,286	243,471	227,166	(19)%	(14)%	913,174	852,514	7%
Per boe	96.74	100.70	105.49	(4)%	(8)%	101.07	104.58	(3)%
Natural gas	44,947	41,367	48,006	9%	(6)%	169,929	179,056	(5)%
Per mcf	7.15	6.12	6.57	17%	9%	6.17	6.35	(3)%
Petroleum and natural gas sales	241,233	284,838	275,172	(15)%	(12)%	1,083,103	1,031,570	5%
Per boe	78.40	80.35	81.60	(2)%	(4)%	79.51	80.29	(1)%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	77,476	71,268	82,342	9%	(6)%	304,202	259,854	17%
Per boe	58.80	53.61	59.03	10%	-	54.89	53.82	2%
France	87,702	102,369	82,707	(14)%	6%	388,410	324,090	20%
Per boe	102.26	104.95	112.71	(3)%	(9)%	105.13	107.38	(2)%
Netherlands	31,260	30,386	33,753	3%	(7)%	123,528	116,227	6%
Per boe	60.96	56.88	62.95	7%	(3)%	58.69	57.51	2%
Australia	44,795	80,815	76,370	(45)%	(41)%	266,963	331,399	(19)%
Per boe	115.22	114.44	108.00	1%	7%	117.03	111.16	5%

Vermilion’s consolidated petroleum and natural gas sales for the three months ended December 31, 2012 were lower than both the three months ended September 30, 2012 and December 31, 2011. The quarter-over-quarter and year-over-year decreases were primarily the result of lower sold volumes in both France and Australia as a result of a build in inventory during December of 2012. On a year-over-year basis, the impact of the inventory build was partially offset by increased production in France, resulting from the acquisition in January of 2012.

Consolidated petroleum and natural gas sales for the year ended December 31, 2012 were higher than the previous year. This increase was driven largely by higher production in both Canada and France as a result of Vermilion’s continued Cardium development and the acquisition of producing properties in January of 2012. These increases were partially offset by lower production in Australia and weaker Canadian crude oil and natural gas prices year-over-year.

11

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales.

The following table summarizes the changes in Vermilion’s crude oil inventory positions:

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
(bbls)	2012	2012	2011	2012	2011
France
Opening crude oil inventory	245,995	270,801	209,637	186,955	158,229
Crude oil production	905,560	898,599	903,749	3,642,453	2,960,164
Crude oil sales	(797,638)	(923,405)	(926,431)	(3,475,491)	(2,931,438)
Closing crude oil inventory	353,917	245,995	186,955	353,917	186,955
Australia
Opening crude oil inventory	116,849	274,878	171,736	221,898	172,199
Crude oil production	540,331	548,144	707,131	2,327,654	2,981,262
Crude oil sales	(388,772)	(706,173)	(656,969)	(2,281,144)	(2,931,563)
Closing crude oil inventory	268,408	116,849	221,898	268,408	221,898

Inventory as at December 31, 2012 was comprised of the following components:

($M)	France	Australia	Total
Operating expense	6,304	7,305	13,609
Royalties	1,757	-	1,757
Depletion	6,397	3,956	10,353
	14,458	11,261	25,719

12

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

DERIVATIVE INSTRUMENTS

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company’s expected requirements.

The following table summarizes Vermilion’s outstanding risk management positions as at December 31, 2012:

Risk Management - Oil	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Swap - WTI
January 2013 - June 2013 [1]	-	1,000	101.18
January 2013 - December 2013	-	2,000	93.04
Collar - WTI
January 2013 - March 2013	-	650	85.00 - 97.65
April 2013 - June 2013	-	250	88.00 - 109.43
Collar - Dated Brent
January 2013 - March 2013	-	1,550	103.97 - 118.81
January 2013 - March 2013	1.00	250	95.00 - 132.15
January 2013 - June 2013	-	2,000	90.00 - 105.28
January 2013 - December 2013	-	3,500	96.14 - 107.34
April 2013 - June 2013	-	250	105.00 - 114.65
July 2013 - December 2013	-	500	95.00 - 109.10

1 The counterparties to the swaps have the option on June 28, 2013 to extend the swap to December 31, 2013 at the contracted volume and price.

Risk Management - Natural Gas	Funded Cost ($/GJ)	GJ/d	Strike Price(s) $/GJ
Collar - AECO (Physical)
April 2012 - March 2014	0.10	5,500	2.60 - 3.78
June 2012 - March 2014	0.10	3,000	2.30 - 3.75

From time to time Vermilion enters into new risk management positions. Information regarding outstanding risk management positions is available on Vermilion’s website at www.vermilionenergy.com/ir/hedging.cfm.

The following table summarizes the impact of derivative instruments on cash flows from operating activities:

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Realized loss on derivative instruments	1,559	1,869	6,115	(17)%	(75)%	12,737	28,300	(55)%
Per boe	0.51	0.53	1.81	(4)%	(72)%	0.93	2.20	(58)%

The realized loss on derivative instruments was lower in the fourth quarter of 2012 as compared to both the third quarter of 2012 and the fourth quarter of 2011 due to weaker crude oil prices relative to the ceiling on certain derivative instruments pertaining to 2012. During the current quarter, crude oil prices were generally lower than the ceiling price of Vermilion’s derivative instruments and as such the realized loss related primarily to premiums paid on funded collars and put options.

13

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

ROYALTIES

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Crude oil & NGLs	11,429	12,087	14,233	(5)%	(20)%	50,999	50,945	-
Per boe	5.63	5.00	6.61	13%	(15)%	5.64	6.25	(10)%
Natural gas	509	276	772	84%	(34)%	1,085	3,290	(67)%
Per mcf	0.08	0.04	0.11	100%	(27)%	0.04	0.12	(67)%
Royalties	11,938	12,363	15,005	(3)%	(20)%	52,084	54,235	(4)%
Per boe	3.88	3.49	4.45	11%	(13)%	3.82	4.22	(9)%
% of petroleum and natural gas sales	4.9%	4.3%	5.5%			4.8%	5.3%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	7,401	7,081	10,176	5%	(27)%	31,667	34,980	(9)%
Per boe	5.62	5.33	7.29	5%	(23)%	5.71	7.25	(21)%
% of petroleum and natural gas sales	9.6%	9.9%	12.4%			10.4%	13.5%
France	4,537	5,282	4,829	(14)%	(6)%	20,417	19,255	6%
Per boe	5.29	5.42	6.58	(2)%	(20)%	5.53	6.38	(13)%
% of petroleum and natural gas sales	5.2%	5.2%	5.8%			5.3%	5.9%

In Canada, royalties as a percentage of sales for the three months ended December 31, 2012 was 9.6% as compared to 9.9% for the prior quarter and 12.4% for the comparative period of the prior year. Low natural gas pricing in 2011 and 2012 resulted in minimal natural gas royalties for those periods. Crude oil and NGL royalties as a percentage of sales for the current quarter of 10.4% were consistent with the rate of 10.9% for the prior quarter but have decreased from 13.7% for the fourth quarter of 2011 due to lower royalty rates levied on initial production volumes from Vermilion’s horizontal Cardium wells. As Vermilion’s production mix has continued to shift toward these types of wells, the Company’s crude oil and NGL royalty expense as a percentage of sales has declined. Crude oil and NGL royalties as a percentage of sales for the year ended December 31, 2012 decreased to 11.5% from 16.0% for the prior year reflecting additional wells being put on production that benefit from this royalty incentive.

In France, the primary portion of the royalties is levied in Euros and is based on units of production and therefore is not subject to changes in commodity prices. France royalties as a percentage of sales remained constant at 5.2% for the third and fourth quarters of 2012. Royalties as a percentage of sales for the three and twelve months ended December 31, 2012 decreased to 5.2% and 5.3%, respectively, as compared to 5.8% and 5.9% for the same periods of the prior year due to the impact of a weakened Euro year-over-year.

Production in the Netherlands and Australia is not subject to royalties.

14

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

OPERATING EXPENSE

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Crude oil & NGLs	31,212	36,889	29,249	(15)%	7%	133,612	119,448	12%
Per boe	15.38	15.26	13.58	1%	13%	14.79	14.65	1%
Natural gas	12,422	10,141	11,264	22%	10%	44,830	42,936	4%
Per mcf	1.98	1.50	1.54	32%	29%	1.63	1.52	7%
Operating	43,634	47,030	40,513	(7)%	8%	178,442	162,384	10%
Per boe	14.18	13.27	12.01	7%	18%	13.10	12.64	4%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	14,514	13,420	11,970	8%	21%	55,418	51,473	8%
Per boe	11.01	10.10	8.58	9%	28%	10.00	10.66	(6)%
France	13,699	12,351	11,381	11%	20%	54,907	46,922	17%
Per boe	15.97	12.66	15.51	26%	3%	14.86	15.55	(4)%
Netherlands	5,713	3,870	5,141	48%	11%	19,149	17,487	10%
Per boe	11.14	7.24	9.59	54%	16%	9.10	8.65	5%
Australia	9,708	17,389	12,021	(44)%	(19)%	48,968	46,502	5%
Per boe	24.97	24.62	17.00	1%	47%	21.47	15.60	38%

In Canada, fourth quarter operating expense of $14.5 million was higher than the $13.4 million for the third quarter of 2012 and the $12.0 million for the fourth quarter of 2011 due to two facility turnarounds that occurred during the fourth quarter of this year. Canadian operating expense increased to $55.4 million for the year ended December 31, 2012 from $51.5 million for the prior year as a result of costs related to an oil processing facility that was commissioned in 2011 to handle Cardium oil volumes as well as additional downhole work. On a per boe basis, quarter-over-quarter operating expense increased due to the aforementioned turnarounds. Operating costs per boe for the three months ended December 31, 2012, as compared to the same period in the prior year, increased by $2.43 as a result of the turnaround activity in the fourth quarter of 2012 plus additional downhole work year-over-year. For the full year, operating costs per boe decreased by $0.66 due to significantly higher production volumes.

In France, fourth quarter operating expense of $13.7 million was higher than both the third quarter expense of $12.4 million and the expense of $11.4 million for the fourth quarter of 2011 due to increased downhole and maintenance work. Higher expenditures resulted in increased costs per boe for the current quarter versus the previous quarter. As compared to the previous year, higher sales volumes minimized the increase on a per boe basis. For the twelve months ended December 31, 2012 operating costs increased to $54.9 million from $46.9 million for the corresponding period in the prior year due to the acquisition of producing properties in the first quarter of 2012. The increased volumes associated with this acquisition resulted in operating expense per boe decreasing to $14.86 for the year ended December 31, 2012 from $15.55 in the prior year.

In the Netherlands, operating expense for the three months ended December 31, 2012 of $5.7 million increased from $3.9 million in the prior quarter and from $5.1 million for the fourth quarter of 2011 due to the timing of project work. For the year ended December 31, 2012 operating expense increased to $19.1 million as compared to $17.5 million for the prior year primarily as a result of higher electricity usage related to the Vinkega-2 well. Operating expense per boe for the three and twelve months ended December 31, 2012 increased in comparison to the same periods of the prior year due to these higher expenditures and relatively consistent sales volumes. Quarter-over-quarter operating costs per boe increased due to higher expenditures and slightly lower sales volumes.

In Australia, fourth quarter operating expense decreased to $9.7 million from the previous quarter’s expense of $17.4 million due to an increase in crude oil inventory associated with shipment timing. An increase in crude oil inventory results in the related production costs being carried on the balance sheet until the product is sold. Operating costs were further decreased quarter-over-quarter as the platform ran on diesel for fewer days during the fourth quarter as compared to the third quarter. Operating expense for the year ended December 31, 2012 increased as compared to the prior year due to higher compensation costs. On a per boe basis, quarter-over-quarter operating expenses remained consistent. However, fourth quarter 2012 operating expense per boe of $24.97 was higher than the $17.00 for the fourth quarter of the prior year due to lower volumes. For the year ended December 31, 2012, operating expense per boe was higher than the prior year due to increased maintenance costs coupled with a decrease in volumes.

15

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

TRANSPORTATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	1,922	2,005	1,972	(4)%	(3)%	8,321	6,599	26%
Per boe	1.46	1.51	1.41	(3)%	4%	1.50	1.37	9%
France	1,854	1,840	2,955	1%	(37)%	8,236	10,118	(19)%
Per boe	2.16	1.89	4.03	14%	(46)%	2.23	3.35	(33)%
Ireland	1,682	1,899	2,101	(11)%	(20)%	7,556	8,822	(14)%
Transportation	5,458	5,744	7,028	(5)%	(22)%	24,113	25,539	(6)%
Per boe	1.77	1.62	2.08	9%	(15)%	1.77	1.99	(11)%

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, product split, location of properties and industry transportation rates that are driven by supply and demand of available transport capacity.

For the majority of Canadian crude oil and natural gas production, transportation expense relates to the delivery to major pipelines where legal title transfers. In France, the majority of Vermilion’s transportation expense relates to production from the Aquitaine Basin, which is transported by pipeline to the Ambès terminal in Bordeaux and then shipped by tanker to refineries in North Western Europe, where the production is sold once unloaded from the tanker. In Australia, crude oil is sold directly from the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation expense relating to Vermilion’s production in these countries.

Transportation expense for Ireland pertains to the amount due under a ship or pay agreement related to the Corrib project. However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

Consolidated transportation expense for the fourth quarter of 2012 was slightly lower than the expense for the third quarter of 2012. This quarter-over-quarter decrease was primarily as a result of lower payments under the ship or pay agreement related to the Corrib project.

Consolidated transportation expense for the three months ended December 31, 2012 was lower than the same period in the prior year. This decrease was primarily in France as a result of a reduced number of Aquitaine shipments due to the usage of higher volume cargo vessels in 2012.

Consolidated transportation expense for the year ended December 31, 2012 was slightly lower than the expense for 2011. The decrease was a result of lower transportation expense in France and Ireland, as discussed above, offset partially by higher transportation expense in Canada due to increased volumes.

OTHER EXPENSE (INCOME)

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Other expense (income)	460	(277)	(787)	(266)%	(158)%	8,751	1,155	658%
Per boe	0.15	(0.08)	(0.24)	(288)%	(163)%	0.64	0.09	611%

For the year ended December 31, 2012, other expense was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the acquisition, in the first quarter of 2012, of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.

16

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
General and administration	8,888	12,669	9,753	(30)%	(9)%	43,773	44,583	(2)%
Per boe	2.89	3.57	2.89	(19)%	-	3.21	3.47	(7)%

General and administration expense for the fourth quarter of 2012 was lower than the expense for both the previous quarter and the fourth quarter of the prior year largely due to the timing of expenditures and higher capital overhead recoveries.  General and administration expense for the year ended December 31, 2012 remained consistent as compared to the prior year.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Equity based compensation	18,484	8,704	16,150	112%	14%	47,104	38,667	22%
Per boe	6.01	2.46	4.79	144%	25%	3.46	3.01	15%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan (VIP). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company’s achievement of performance conditions.

Equity based compensation expense for the three months ended December 31, 2012 was higher than both the prior quarter and the same quarter in 2011 primarily as a result of a change in performance factor assumptions in the current quarter. Performance factors are determined annually by the Board of Directors after consideration of a number of key corporate performance measures including, but not limited to, shareholder return, capital efficiency metrics, production and reserves growth and safety performance. The change in the performance factor assumptions in the fourth quarter reflected information that was more readily available in the latter part of the fiscal year regarding Vermilion’s 2012 performance.

INTEREST EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Interest expense	7,656	7,229	6,365	6%	20%	27,586	24,967	10%
Per boe	2.49	2.04	1.89	22%	32%	2.03	1.94	5%

Interest expense increased during the current quarter as compared to both the prior quarter and same quarter in the previous year primarily due to increased borrowings under Vermilion’s revolving credit facility. Interest expense increased during 2012 as compared to 2011 as a result of higher debt levels, including the impact of the 6.5% senior unsecured notes, issued in February of 2011, being outstanding for all of 2012.

17

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Depletion and depreciation	66,642	76,941	64,895	(13)%	3%	295,943	236,708	25%
Per boe	21.66	21.70	19.24	-	13%	21.72	18.42	18%
Accretion	6,119	5,891	5,793	4%	6%	23,040	21,889	5%
Per boe	1.99	1.66	1.72	20%	16%	1.69	1.70	(1)%
Impairments	-	-	64,400	-	(100)%	65,800	64,400	2%
Per boe	-	-	19.10	-	(100)%	4.83	5.01	(4)%
Gain on acquisition	-	-	-	-	-	(45,309)	-	(100)%
Per boe	-	-	-	-	-	(3.33)	-	(100)%

Depletion and depreciation expense on a per boe basis was relatively consistent for the three months ended December 31, 2012 as compared to the three months ended September 30, 2012. On a year-over-year basis, depletion and depreciation expense on a per boe basis was higher primarily due to the result of higher finding, development and acquisition costs incurred. These increased costs were the result of additional liquids development in Canada and the acquisition of six producing fields in France in January of 2012.

Accretion expense increased for the fourth quarter of 2012 as compared to the third quarter of 2012. The increase quarter-over-quarter was primarily the result of the impact of the appreciation of the Euro against the Canadian dollar on Euro denominated accretion expense in France, Ireland and the Netherlands. Accretion expense was higher for both the three months and year ended December 31, 2012 as compared to the same periods in 2011 due to an increase in asset retirement obligations.

The impairment losses for both the years ended December 31, 2012 and 2011 pertain to impairment losses recorded on Vermilion’s conventional deep gas and shallow coal bed methane natural gas plays. These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

The gain on acquisition for the year ended December 31, 2012 relates to Vermilion’s acquisition of certain working interests in the Paris and Aquitaine basins in France during the first quarter of 2012. The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date. The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

TAXES

	Three Months Ended			% change		Year Ended		% change
By classification	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Current taxes before PRRT	21,470	38,784	33,446	(45)%	(36)%	121,843	120,019	2%
Per boe	6.98	10.94	9.92	(36)%	(30)%	8.94	9.34	(4)%
PRRT	1,598	22,743	21,541	(93)%	(93)%	60,070	99,075	(39)%
Per boe	0.52	6.42	6.39	(92)%	(92)%	4.41	7.71	(43)%
Current taxes	23,068	61,527	54,987	(63)%	(58)%	181,913	219,094	(17)%
Per boe	7.50	17.36	16.31	(57)%	(54)%	13.35	17.05	(22)%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	259	36	(783)	619%	133%	1,582	508	211%
Per boe	0.20	0.03	(0.56)	567%	136%	0.29	0.11	164%
France	13,335	21,051	17,738	(37)%	(25)%	63,006	65,964	(4)%
Per boe	15.55	21.58	24.17	(28)%	(36)%	17.05	21.86	(22)%
Netherlands	1,102	9,614	6,431	(89)%	(83)%	25,648	18,149	41%
Per boe	2.15	18.00	11.99	(88)%	(82)%	12.18	8.98	36%
Australia	8,372	30,826	31,601	(73)%	(74)%	91,677	134,473	(32)%
Per boe	21.53	43.66	44.69	(51)%	(52)%	40.19	45.10	(11)%

18

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions. In France, taxable income is taxed at a rate of approximately 34.4%, plus an additional profit tax of 1.7% levied from 2012 to 2014 if annual gross revenues exceed 250 million Euros. In the Netherlands, taxable income is taxed at a rate of approximately 46%. As a function of the impact of Vermilion’s Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

Total current taxes before PRRT for the year ended December 31, 2012 were relatively unchanged as compared to the same period in 2011 due to the offsetting impact of increased taxes in the Netherlands and decreased taxes in Australia. In the Netherlands, current taxes increased due to the absence of a 2011 tax incentive which allowed Vermilion to accelerate the rate of depreciation of certain assets. In Australia, current taxes before PRRT decreased due to lower revenues.

Total current taxes before PRRT for the fourth quarter of 2012 were lower than both the third quarter of 2012 and the fourth quarter of 2011. The decrease was primarily a result of deductions for asset retirement obligations and depletion recorded in the fourth quarter of 2012.

PRRT decreased for the three months and year ended December 31, 2012 compared to the same periods in the prior year. The year-over-year decreases were primarily a result of lower revenues and higher capital expenditures in Australia. On a quarter over quarter basis, PRRT was lower for the fourth quarter as compared to the third quarter. This decrease is primarily attributable to the inventory build in the fourth quarter, which significantly reduced revenues for the Australia segment.

As at December 31, 2012, Vermilion had the following tax pools:

($M)	Oil & Gas Assets		Tax Losses [4]	Other	Total
Canada	802,741	[1]	418,927	19,062	1,240,730
France	289,430	[2]	35,059	-	324,489
Netherlands	30,475	[3]	-	-	30,475
Australia	220,641	[1]	-	-	220,641
Ireland	670,841	[4]	186,724	-	857,565
Total	2,014,128		640,710	19,062	2,673,900
[1]	Deduction calculated using various declining balance rates
[2]	Deduction calculated using a combination of straight-line over the assets life and unit of production method
[3]	Deduction calculated using a unit of production method
[4]	Development expenditures and losses are deductible at 100% against taxable income

FOREIGN EXCHANGE

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M except per boe)	2012	2012	2011	2012	2011
Unrealized foreign exchange (gain) loss	(13,873)	6,740	24,974	4,350	11,022
Per boe	(4.50)	1.89	7.41	0.32	0.86
Realized foreign exchange gain	(2,459)	(410)	(1,252)	(2,804)	(1,024)
Per boe	(0.81)	(0.11)	(0.37)	(0.21)	(0.08)
Foreign exchange (gain) loss	(16,332)	6,330	23,722	1,546	9,998
Per boe	(5.31)	1.78	7.04	0.11	0.78

As a result of Vermilion’s international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies. Vermilion’s exposure to foreign currencies includes the U.S. Dollar, the Euro and the Australian Dollar.

Foreign exchange gains and losses are comprised of both unrealized and realized amounts. Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries. Realized gains and losses are the result of foreign exchange fluctuations and the timing of payments on transactions conducted in non-functional currencies and as such are expected to fluctuate.

19

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

For the three months ended December 31, 2012, the unrealized foreign exchange gain primarily resulted from the impact of the depreciation of the Canadian dollar against the Euro and the resultant impact on Euro denominated loans made by Vermilion to its subsidiaries.

NET EARNINGS

For the three months and year ended December 31, 2012, Vermilion had net earnings of $56.9 million or $0.58 per share and $190.6 million or $1.94 per share, respectively (three months and year ended December 31, 2011, net loss of $30.2 million or $0.32 per share and net earnings of $142.8 million or $1.57 per share, respectively).

Vermilion’s net earnings for the year ended December 31, 2012 increased over 33% from 2011. The increase in net earnings was driven in part by a shift in the Company’s commodity mix in favor of higher value crude oil and European gas production while reducing exposure to depressed Canadian natural gas prices. This commodity shift resulted from Vermilion’s continued Canadian Cardium development and acquisitions of Brent-based crude properties in France during the first and fourth quarters of 2012. In addition, Vermilion recorded a gain on acquisition on the first quarter of 2012 acquisition in France and lower unrealized losses on foreign exchange year-over-year. Vermilion’s net earnings for the three months ended December 31, 2012 similarly increased over the net loss from 2011. This change was primarily the result of the aforementioned commodity mix shift coupled with the absence of the impairment that was recorded in the fourth quarter of 2011 related to Vermilion’s conventional deep gas and shallow coal bed methane natural gas plays.

SUMMARY OF RESULTS

	Year Ended
($M except per share)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Petroleum and natural gas sales	1,083,103	1,031,570	727,805
Net earnings	190,622	142,821	44,395
Net earnings per share
Basic	1.94	1.57	0.53
Diluted	1.92	1.55	0.53
Total assets	3,076,257	2,735,187	2,325,797
Long-term debt	642,022	373,436	302,558
Cash dividends ($/share)	2.28	2.28	2.28

	Three Months Ended
	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,
($M except per share)	2012	2012	2012	2012	2011	2011	2011	2011
Petroleum and natural gas sales	241,233	284,838	246,544	310,488	275,172	248,361	278,297	229,740
Net earnings (loss)	56,914	30,798	37,816	65,094	(30,243)	64,442	81,429	27,193
Net earnings (loss) per share
Basic	0.58	0.31	0.39	0.67	(0.32)	0.71	0.90	0.30
Diluted	0.57	0.31	0.38	0.66	(0.32)	0.70	0.89	0.30

The fluctuations in Vermilion’s petroleum and natural gas sales and net earnings (loss) from quarter-to-quarter are primarily caused by variations in sales volumes, crude oil and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates. In addition, petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

20

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at December 31, 2012 was $677.2 million compared to $429.0 million as at December 31, 2011.

Long-term debt was comprised of the following balances as at December 31, 2012 and December 31, 2011:

	As At
	Dec 31,	Dec 31,
($M)	2012	2011
Revolving credit facility	419,784	152,086
Senior unsecured notes	222,238	221,350
Long-term debt	642,022	373,436

Revolving Credit Facility

At December 31, 2012, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $419.8 million was drawn. The facility, which matures in May of 2015, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins. For the year ended December 31, 2012, the interest rate on the revolving credit facility was approximately 3.3% (2011 – 3.4%).

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $49.2 million as at December 31, 2012 (December 31, 2011 - $3.7 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at December 31, 2012, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2012, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	13,406	449,034	226,625	-	689,065
Operating lease obligations	9,178	17,941	14,924	34,006	76,049
Ship or pay agreement relating to the Corrib project	6,374	10,377	8,280	35,548	60,579
Purchase obligations	18,529	9,417	997	-	28,943
Drilling and service agreements	14,702	-	-	-	14,702
Total contractual obligations	62,189	486,769	250,826	69,554	869,338

21

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

ASSET RETIREMENT OBLIGATIONS

As at December 31, 2012, Vermilion’s asset retirement obligations were $371.1 million compared to $310.5 million as at December 31, 2011.

The increase in asset retirement obligations is largely attributable to liabilities acquired pursuant to the two acquisitions in France during the first and fourth quarters of 2012.

DIVIDENDS

	Three Months Ended	Year Ended	Year Ended
	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011
Cash flows from operating activities	99,907	496,580	447,092
Net earnings	56,914	190,622	142,821
Dividends declared	56,435	223,717	207,846
Excess of cash flows from operating activities over dividends declared	43,472	272,863	239,246
Excess (shortfall) of net earnings over dividends declared	479	(33,095)	(65,025)

During year ended December 31, 2012, Vermilion maintained monthly dividends at $0.19 per share and declared dividends totalling $223.7 million.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Following Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends remained at $0.19 per share per month until increased to $0.20 per share per month in January 2013. The January 2013 increase was announced on November 14, 2012 and resulted in an increase in the monthly cash dividends by 5.3% to $0.20 per share per month beginning with the January 2013 dividend (paid on February 15, 2013).

Vermilion’s policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, Vermilion anticipates that Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion. Although Vermilion currently expects to be able to maintain its current dividend, Vermilion’s fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations. Vermilion will evaluate its ability to finance any shortfalls with debt, issuances of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS’ EQUITY

During the year ended December 31, 2012, Vermilion issued 2.7 million shares pursuant to the dividend reinvestment plan and Vermilion’s equity based compensation programs. Shareholders’ capital increased by $113.2 million as a result of the issuance of those shares.

As at December 31, 2012, there were 99.1 million shares outstanding. As at February 28, 2013, there were 99.4 million shares outstanding.

22

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland. Production from Corrib is expected to increase Vermilion’s volumes by approximately 55 mmcf/d (9,000 boe/d) once the field reaches peak production. Vermilion acquired its 18.5% working interest in the project on July 30, 2009. The project comprises five offshore wells, both offshore and onshore pipeline segments as well as a significant natural gas processing facility. At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development. Vermilion’s interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to December 31, 2012 of $302.6 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting and preparations for construction of the onshore pipeline. Furthermore, pursuant to the terms of the acquisition agreement, Vermilion made an additional payment to the vendor of $134.3 million (US$135 million) at the end of 2012. In 2011, approvals and permissions were granted for the onshore gas pipeline, with tunneling activities starting late in December of 2012. Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014 and reach peak production levels in mid-2015.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Unless otherwise noted, as of January 1, 2013, Vermilion will be required to adopt the following standards and amendments as issued by the IASB.

The adoption of the following standards is not expected to have a material impact on Vermilion’s consolidated financial statements:

IFRS 9 “Financial Instruments”

As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaces Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 “Joint Arrangements”

IFRS 11 replaces IAS 31 “Interests in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities. The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"

IFRS 13 provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

RISKS AND UNCERTAINTIES

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks and uncertainties including financial risks and uncertainties. These include fluctuations in commodity prices, exchange rates and interest rates as well as uncertainties associated with reserve and resource volumes, sales volumes and government regulatory and income tax regime changes. These and other related risks and uncertainties are discussed in additional detail below.

Commodity Prices

Vermilion’s operational results and financial condition is dependent on the prices received by Vermilion for oil and natural gas production. Oil and natural gas prices have fluctuated significantly during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas producing regions.

23

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

Exchange Rates

Much of Vermilion’s revenue stream is priced in U.S. dollars and as such an increase in the strength of the Canadian dollar relative to the U.S. dollar may result in the receipt of fewer Canadian dollars by Vermilion in respect of its production. In addition, Vermilion incurs expenses and capital costs in U.S. dollars, Euros and Australian dollars and accordingly, the Canadian dollar equivalent of these expenditures as reported by Vermilion in its financial results is impacted by the prevailing foreign currency exchange rates at the time the transaction occurs. Vermilion monitors risks associated with exchange rates and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.

Production and Sales Volumes

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may materially impact Vermilion’s financial results.

Continuing production from a property, and to some extent the marketing of produced volumes, is largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could negatively affect Vermilion’s financial results.

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s financial results. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues.

Interest Rates

An increase in interest rates could result in a significant increase in the amount Vermilion pays to service debt.

Reserve Volumes

Vermilion’s reserve volumes and related reserve values support the carrying value of Vermilion’s oil and gas assets on the consolidated balance sheets and provide the basis to calculate the depletion of those assets. There are numerous uncertainties inherent in estimating quantities of reserves and future net revenues to be derived therefrom, including many factors beyond Vermilion’s control. These include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil, NGLs and natural gas, operating expenses, well abandonment and salvage values, royalties and any government levies that may be imposed over the producing life of the reserves. These assumptions were based on estimated prices in use at the date the evaluation was prepared, and many of these assumptions are subject to change and are beyond Vermilion’s control. Actual production and income derived therefrom will vary from these evaluations, and such variations could be material.

Asset Retirement Obligations

Vermilion’s asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures. Changes in environmental regulations, the estimated costs associated with reclamation activities and the related timing may impact Vermilion’s financial position and results of operations.

Government Regulation and Income Tax Regime

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in Canada, France, the Netherlands, Australia and Ireland. Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects and decreases in production and increases in costs, potentially resulting in Vermilion being unable to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which Vermilion operates, will not be changed in a manner which adversely affects Vermilion’s results of operations.

24

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's net earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt. Any material increase in royalties would also significantly reduce the value of the associated assets.

FINANCIAL RISK MANAGEMENT

To mitigate the aforementioned risks whenever possible, Vermilion seeks to hire personnel with experience in specific areas. In addition, Vermilion provides continued training and development to staff to further develop their skills. When appropriate, Vermilion uses third party consultants with relevant experience to augment its internal capabilities with respect to certain risks.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return. The primary objective of the risk management program is to support Vermilion’s dividends and its internal capital development program. The level of commodity price risk management that occurs is highly dependent on the amount of debt that is carried. When debt levels are higher, Vermilion will be more active in protecting its cash flow stream through its commodity price risk management strategy.

When executing its commodity price risk management programs, Vermilion uses derivative financial instruments encompassing over-the-counter financial structures as well as fixed/collar structures to economically hedge a part of its physical oil and gas production. Vermilion has strict controls and guidelines in relation to these activities and contracts principally with counterparties that have investment grade credit ratings.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made, and those estimates could change and result in a material impact on Vermilion’s consolidated financial statements or financial performance. Estimates are reviewed by management on an ongoing basis, and as a result, certain of these estimates may change from period to period due to the availability of new information. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions.

The following discussion outlines what management believes to be the most critical accounting policies involving the use of estimates and assumptions.

Depletion and Depreciation

Vermilion classifies its assets into PNG depletion units, which are groups of assets or properties that are within a specific production area and have similar economic lives. The PNG depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production. As a result, depletion and depreciation charges are based on estimates of total proven and probable reserves that Vermilion expects to recover in the future. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

Asset Retirement Obligations

Vermilion’s estimate of asset retirement obligations are based on past experience and current economic factors which management believes are reasonable. The estimates include assumptions of environmental regulations, legal requirements, technological advances, inflation and the timing of expenditures, all of which impact Vermilion’s measurement of the present value of the obligations. Due to these estimates, the actual cost of the obligation may change from period to period due to new information being available. Several or all of these estimates are subject to change and such changes could have a material impact on the financial position and net earnings of Vermilion.

Assessment of Impairments

Impairment tests are performed at the level of the CGUs, which are determined based on management’s judgment of the lowest level at which there are identifiable cash inflows which are largely independent of the cash inflows of other groups of assets or properties. The factors used to determine CGUs vary by country due to the unique operating and geographical circumstances in each jurisdiction. However, in general, Vermilion will assess the following factors in determining whether a group of assets generate largely independent cash inflows: geographical proximity of the assets within a group to one another, geographical proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process or transport production.

25

Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

The calculation of the recoverable amount of CGUs is based on market factors as well as estimates of PNG reserves and future costs required to develop reserves. Vermilion’s reserves estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements in future periods could be material. Considerable management judgment is used in determining the recoverable amount of PNG assets, including determining the quantity of reserves, the time horizon to develop and produce such reserves and the estimated revenues and expenditures from such production.

Taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other credits in the future. The determination of deferred tax amounts recognized in the consolidated financial statements was based on management’s assessment of the tax positions, including consideration of their technical merits and communications with tax authorities. The effect of a change in income tax rates or legislation on tax assets and liabilities is recognized in net earnings of Vermilion in the period in which the change is enacted.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations, all of which are operating leases and accordingly no asset or liability value has been assigned to the consolidated balance sheet as at December 31, 2012.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion’s financial position or results of operations.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion is committed to ensuring it conducts its activities in a manner that will protect the health and safety of its employees, contractors and the public.  The Company’s health, safety and environment vision is to fully integrate health, safety and environment into Vermilion’s business, where its culture is recognized as a model by industry and stakeholders, resulting in a workplace free of incidents.

Vermilion maintains health, safety and environmental practices and procedures that comply or exceed regulatory requirements and industry standards.  It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2012, Vermilion remained committed to the principles of the Responsible Canadian Energy™ program set out by the Canadian Association of Petroleum Producers.  Responsible Canadian Energy™ is an association-wide performance reporting program to demonstrate progress in environmental, health, safety, and social performance.

Vermilion continued its commitment to reduce impacts to land, water and air, as policies and procedures demonstrating leadership in these areas, were maintained and further developed in 2012.  Examples of accomplishments during the year included:

-	Continuation of third party audits on our Health Safety and Environment (“HSE”) Management System;
-	Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-	Continuous auditing and management inspections;
-	Development, communication and measurement against leading and lagging HSE key performance indicators;
-	Managing our waste products by reducing, recycling and recovering; and
-	Continuing risk management efforts in addition to detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including numerous regional co-operatives and synergy groups.  In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control. The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses.

	Change in Cash Available for Dividends ($/share)	Change in Cash Available for Dividends ($MM)
Change in crude oil by US $1.00/bbl	0.09	8.9
Change in AECO prices by $0.10/mcf	0.02	1.7
Change in interest rate by one hundred basis points	0.08	8.0
Change in CDN $/US $ foreign exchange rate by $0.01	0.08	8.5
Change in CDN $/Euro foreign exchange rate by $0.01	0.01	0.7

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at the Board level and extends throughout the Company. We believe good corporate governance is in the best interest of our shareholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees.

We comply with the objectives and guidelines relating to corporate governance adopted by the Canadian Securities Administrators and the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada. A discussion of corporate governance policies will be provided in our Management Proxy Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all shareholders in April of 2013.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with Vermilion’s filings.

As of December 31, 2012, Vermilion has evaluated the effectiveness of the design and operation of Vermilion’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that Vermilion’s disclosure controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, as reflected in their report included in the 2012 audited annual financial statements filed with the US Securities and Exchange Commission. No changes were made to Vermilion’s internal control over financial reporting during the year ending December 31, 2012, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

NETBACKS

The following table includes segmented financial statement information on a per unit basis. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

							Three Months Ended	Year Ended
	Three Months Ended Dec 31, 2012			Year Ended Dec 31, 2012			Dec 31, 2011	Dec 31, 2011
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	80.47	3.53	58.80	82.84	2.52	54.89	59.03	53.82
Realized hedging loss	-	-	-	(0.41)	-	(0.24)	(0.24)	(0.32)
Royalties	(8.36)	(0.14)	(5.62)	(9.50)	(0.05)	(5.71)	(7.29)	(7.25)
Transportation	(1.67)	(0.18)	(1.46)	(1.87)	(0.16)	(1.50)	(1.41)	(1.37)
Operating	(9.76)	(2.20)	(11.01)	(9.97)	(1.67)	(10.00)	(8.58)	(10.66)
Operating netback	60.68	1.01	40.71	61.09	0.64	37.44	41.51	34.22
France
Price	104.78	11.47	102.26	107.67	10.82	105.13	112.71	107.38
Realized hedging loss	(1.10)	-	(1.02)	(2.92)	-	(2.75)	(3.50)	(3.99)
Royalties	(5.56)	(0.27)	(5.29)	(5.78)	(0.26)	(5.53)	(6.58)	(6.38)
Transportation	(2.32)	-	(2.16)	(2.37)	-	(2.23)	(4.03)	(3.35)
Operating	(16.73)	(1.00)	(15.97)	(15.02)	(2.06)	(14.86)	(15.51)	(15.55)
Operating netback	79.07	10.20	77.82	81.58	8.50	79.76	83.09	78.11
Netherlands
Price	98.89	10.08	60.96	99.44	9.70	58.69	62.95	57.51
Operating	-	(1.88)	(11.14)	-	(1.53)	(9.10)	(9.59)	(8.65)
Operating netback	98.89	8.20	49.82	99.44	8.17	49.59	53.36	48.86
Australia
Price	115.22	-	115.22	117.03	-	117.03	108.00	111.16
Realized hedging loss	(1.75)	-	(1.75)	(0.55)	-	(0.55)	(4.55)	(4.94)
Operating	(24.97)	-	(24.97)	(21.47)	-	(21.47)	(17.00)	(15.60)
PRRT [1]	(4.11)	-	(4.11)	(26.33)	-	(26.33)	(30.46)	(33.23)
Operating netback	84.39	-	84.39	68.68	-	68.68	55.99	57.39
Total Company
Price	96.74	7.15	78.40	101.07	6.17	79.51	81.60	80.29
Realized hedging loss	(0.77)	-	(0.51)	(1.41)	-	(0.93)	(1.81)	(2.20)
Royalties	(5.63)	(0.08)	(3.88)	(5.64)	(0.04)	(3.82)	(4.45)	(4.22)
Transportation	(1.60)	(0.35)	(1.77)	(1.58)	(0.36)	(1.77)	(2.08)	(1.99)
Operating	(15.38)	(1.98)	(14.18)	(14.79)	(1.63)	(13.10)	(12.01)	(12.64)
PRRT [1]	(0.79)	-	(0.52)	(6.65)	-	(4.41)	(6.39)	(7.71)
Operating netback	72.57	4.74	57.54	71.00	4.14	55.48	54.86	51.53
General and administration			(2.89)			(3.21)	(2.89)	(3.47)
Interest expense			(2.49)			(2.03)	(1.89)	(1.94)
Realized foreign exchange gain			0.81			0.21	0.37	0.08
Other income (expense)			0.08			(0.55)	0.07	0.07
Current income taxes [1]			(6.98)			(8.94)	(9.92)	(9.34)
Fund flows netback			46.07			40.96	40.60	36.93
Accretion			(1.99)			(1.69)	(1.72)	(1.70)
Depletion and depreciation			(21.66)			(21.72)	(19.24)	(18.42)
Impairments			-			(4.83)	(19.10)	(5.01)
Gain on acquisition			-			3.33	-	-
Deferred taxes			(3.75)			1.42	5.42	3.60
Unrealized other (expense) income			(0.23)			(0.09)	0.17	(0.16)
Unrealized foreign exchange gain (loss)			4.50			(0.32)	(7.41)	(0.86)
Unrealized gain (loss) on derivative instruments			1.56			0.42	(2.90)	(0.24)
Equity based compensation			(6.01)			(3.46)	(4.79)	(3.01)
Earnings netback			18.49			14.02	(8.97)	11.13

[1]	Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

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Vermilion Energy Inc.	2012 Management’s Discussion and Analysis – Exhibit 99.2

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich [2,4,5]
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman, Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

Loren M. Leiker [5]
Houston, Texas

William F. Madison [2,4,5]
Sugar Land, Texas

Timothy R. Marchant [3,4,5]
Calgary, Alberta

[1]  Chairman of the Board
[2]  Audit Committee
[3]  Governance and Human Resources Committee
[4]  Health, Safety and Environment Committee
[5]  Independent Reserves Committee

ANNUAL AND SPECIAL MEETING
May 1, 2013 at 1:30 p.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta	OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business
Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

Anthony Marino, P.Eng.
Executive Vice President & COO

Mona Jasinski, M.B.A., C.H.R.P.
Executive Vice President People

Terry Hergott, CMA
Vice President Marketing

Daniel Goulet, P.Eng.
Director Corporate HSE

Cameron A. Hercus, MSc
Director Exploration and New Growth

Michael Kaluza, P.Eng.
Director Canada Business Unit

Dean N. Morrison, CFA
Director Investor Relations

Mike Prinz
Director Information Technology

Gerardo Rivera
Director Strategy and Portfolio Management

Robert (Bob) J. Engbloom, LL.B
Corporate Secretary

EUROPE

Gerard Schut, P.Eng.
Vice President European Operations

David Burghardt, P.Eng.
Interim Managing Director France Business Unit

Neil Wallace
Managing Director Netherlands Business Unit

AUSTRALIA

Bruce D. Lake, P.Eng.
Managing Director Australia Business Unit	AUDITORS
Deloitte LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Royal Bank of Canada
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

National Bank of Canada
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Citibank N.A., Canadian Branch
Citibank Canada
Calgary, Alberta

Wells Fargo Bank N.A., London Branch
London, England

La Caisse Centrale Desjardins du Québec
Montréal, Quebec

HSBC Bank Canada
Calgary, Alberta

JPMorgan Chase Bank, N.A., Toronto Branch
Toronto, Ontario

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Norton Rose Canada LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange (“VET”)
The New York Stock Exchange (“VET”)

INVESTOR RELATIONS
Dean Morrison, Director Investor Relations

29